UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Four Seasons Education (Cayman) Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

35101A101

(CUSIP Number)

August 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:35101A101

(1)	NAME OF REPORTING PERSONS
Yi Zuo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
1,374,012 ordinary shares (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
1,374,012 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,374,012 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% [1]
(12)	TYPE OF REPORTING PERSON*
IN

________________

1 As a percentage of 21,163,416 issued and outstanding ordinary shares of the Issuer as of February 29, 2024, as reported on the Issuer’s Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission on June 27, 2024. One American depositary share represents ten ordinary shares.

Item 1(a).Name of Issuer:

Four Seasons Education (Cayman) Inc.

Item 1(b).Address of Issuer’s Principal Executive Offices:

Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, China.

Item 2(a).Name of Person Filing:

Yi Zuo

Item 2(b).Address of Principal Business Office or, if None, Residence:

The principal business office of Yi Zuo is Room 1301, Zi'an Building, 309 Yuyuan Road, Jing'an District, Shanghai 200040, China.

Item 2(c).Citizenship or Place of Organization:

Hong Kong

Item 2(d).Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.0001 per share

Item 2(e).CUSIP Number:

35101A101

Item 3.Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Yi Zuo	1,374,012 ordinary shares(2)	6.3%	1,374,012 ordinary shares	0	1,374,012 ordinary shares	0

________________

(1)

This percentage is based on 21,163,416 issued and outstanding ordinary shares of the Issuer as of February 29, 2024, as reported on the Issuer’s Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission on June 27, 2024. One American depositary share represents ten ordinary shares.

(2)

Represents 582,222 ordinary shares ultimately owned by Ms. Yi Zuo through her wholly-owned company, Harvest Consulting Holding Limited, and 791,790 ordinary shares underlying the share options owned by Ms. Yi Zuo which will vest within 60 days after August 19, 2024.

Item 5.Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.Identification and Classification of Members of the Group:

Not applicable

Item 9.Notice of Dissolution of Group:

Not applicable

Item 10.Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2024

Yi Zuo	/s/ Yi Zuo